


10015203

22 January 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement on the tentative dates for release of NOL's 2009 Full Year results and 2010 Quarterly results. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to US SEC (Elliott Staffin)(FY & Quarterly Results Announcement Dates) - 22Jan10.DOC



Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605



Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	22-Jan-2010 17:18:28
Announcement No.	00098



>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL's 2009 Full Year and 2010 Quarterly Results Announcement Dates
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	NOL_2009_Full_Year_and_2010_Quarterly_Results_Announcement_Dates_22Jan2010.pdf Total size = **20K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

NEPTUNE ORIENT LINES LIMITED ("THE COMPANY")
QUARTERLY AND FULL YEAR RESULTS ANNOUNCEMENT DATES
FOR SGXNET ANNOUNCEMENT

The Company wishes to announce the scheduled dates for the release of its quarterly and full year financial results as follows:

CALENDAR YEAR/QUARTER-END DATES	THE COMPANY'S YEAR/QUARTER-END DATES (BASED ON ITS ACCOUNTING CYCLE)	LATEST ANNOUNCEMENT DATES ON CALENDAR BASIS	THE COMPANY'S SCHEDULED ANNOUNCEMENT DATES
December 31, 2009	December 25, 2009	March 1, 2010	February 11, 2010 (tentative)
March 31, 2010	April 2, 2010	May 15, 2010	May 14, 2010 (tentative)
June 30, 2010	June 25, 2010	August 14, 2010	August 6, 2010 (tentative)
September 30, 2010	September 17, 2010	November 14, 2010	October 28, 2010 (tentative)

As the Company and its subsidiaries (collectively, the "Group") adopts a '6-week' accounting cycle for the first and the last periods (i.e. P1 and P12), and a '4-week' accounting cycle for the rest of the year (i.e. from Period 2 to Period 11), the accounting year/quarter end dates of the Group are not aligned with the calendar dates. The reasons for adopting an accounting cycle with its year/quarter end dates perpetually falling on Friday are explained as follows:

(a) As a global container shipping, terminals, and logistics group, the Group operates its business worldwide on one accounting system. With the year/quarter end dates always falling on Friday, all the 'subsystem interfaces' batch jobs are scheduled and carried out over the weekends as these activities affect the performance of the accounting system. This arrangement limits the disruption made to the business operations, especially for those processes which heavily rely on the availability and performance of the accounting system.

(b) This ties in with the weekly voyages deployed by the Group in most of its trade lanes.

Despite the fact that the year/quarter end dates of the Group may fall before or after the calendar dates, the Company is committed to announcing its financial results earlier than the latest announcement dates that are derived based on the end of the calendar year/quarter. For details, please refer to the above table.